Kibush Capital Corporation

c/o David Lubin & Associates, PLLC

108 S. Franklin Avenue

Valley Stream, NY 11580

August 21, 2014

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Attention: John P. Nolan, Senior Assistant Chief Accountant

Re:	Application for Withdrawal of Registration Statementon Form 10-12(g) filed July 29, 2014 File No. 000-55256

Dear Mr. Nolan:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended , Kibush Capital Corporation, a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-55256), filed by the Company on July 29, 2014 (together with all exhibits thereto, the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on September 27, 2014 (60 days after the initial filing of the Form 10 Registration Statement). The Company received a comment letter from the Commission, dated July 31, 2014 and believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date in order to effectively address the Commission’s comments. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Should you have any questions regarding the foregoing application for withdrawal, please contact David Lubin at 516-887-8200, of David Lubin & Associates, PLLC, our legal counsel in connection with the Form 10 Registration Statement.

Very truly yours,

KIBUSH CAPTIAL CORPORATION

By:	/s/ Warren Sheppard
Warren Sheppard
Chief Executive Officer